Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On January 4, 2010, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE 2009 TRADING VOLUME EXCEEDS ONE BILLION CONTRACTS

FOR SECOND STRAIGHT YEAR

• ANNUAL DAILY TRADING VOLUME AVERAGES 4.5 MILLION CONTRACTS

• EQUITY OPTIONS TRADING SETS NEW ANNUAL VOLUME RECORD

• DECEMBER 2009 TRADING VOLUME MARKS BEST DECEMBER EVER

CHICAGO, January 4, 2010 — The Chicago Board Options Exchange (CBOE) today reported that 2009 trading volume exceeded one billion contracts for the second consecutive year. More than 1.13 billion contracts changed hands in 2009, a five-percent decline from the record 1.19 billion contracts traded in 2008.  Average daily volume (ADV) in 2009 was 4.5 million contracts, down five percent from 2008 ADV of 4.7 million contracts.

Equity options trading at CBOE set an annual volume record in 2009 of 634.7 million contracts, up five percent over 2008 volume.

December 2009 volume was a record for any December at CBOE. Trading volume totaled 91.9 million contracts (ADV of 4.2 million contracts) for the month, up 26 percent from December 2008.

	Current Month					Year-To-Date
(trades in thousands)	December 2009	December 2008	% Chg	November 2009	% Chg	December 2009	December 2008	% Chg
Trading Days	22	22		20		252	253
Total Exchange	91,896.9	72,814.0	26%	84,180.9	9%	1,134,764.2	1,193,355.1	-5%
Total Exchange ADV	4,177.1	3,309.7	26%	4,209.0	-1%	4,503.0	4,716.8	-5%
Equity Options	47,226.7	37,694.7	25%	42,579.8	11%	634,710.5	604,025.0	5%
Equity Options ADV	2,146.7	1,713.4	25%	2,129.0	1%	2,518.7	2,387.5	5%
Index Options	19,605.0	16,147.8	21%	20,352.9	-4%	222,781.7	259,496.2	-14%
Index Options ADV	891.1	734.0	21%	1,017.6	-12%	884.1	1,026.3	-14%
ETF Options	25,065.1	18,971.3	32%	21,248.1	18%	277,266.2	329,830.4	-16%
ETF Options ADV	1,139.3	862.3	32%	1,062.4	7%	1,100.3	1,303.7	-16%

CBOE annual, monthly and daily volume records are listed below in “CBOE 2009 Highlights.” Expanded December and full-year 2009 volume information for index and ETF options is available at: www.cboe.com/data/monthlyvolume.aspx.

— more —

CBOE’s 2009 Market Share at 31.4 Percent Leads Industry

•                  CBOE’s market share of total industry volume for 2009 averaged 31.4 percent, a decline of 1.9 percentage points from 2008.

•                  CBOE 2009 market share for index options and equity options rose 2.4 and 0.2 percentage points, respectively, year over year.

	Current Month					Year-To-Date
	December 2009	December 2008	% pt. Chg	November 2009	% pt. Chg	December 2009	December 2008	% pt. Chg
Total Exchange	31.2%	32.9%	-1.7%	31.8%	-0.6%	31.4%	33.3%	-1.9%
Equity Options	26.2%	29.3%	-3.1%	26.0%	0.2%	27.6%	27.4%	0.2%
Index Options	92.8%	92.0%	0.8%	92.2%	0.7%	91.2%	88.8%	2.4%
ETF Options	26.7%	25.2%	1.5%	26.8%	-0.1%	26.0%	30.3%	-4.4%

CBOE 2009 Highlights

•                  CBOE Futures Exchange (CFE) 2009 trading volume totaled 1,155,318 contracts, an average daily volume of 4,585 contracts, essentially unchanged from 4,589 contracts per day during 2008.  Volume was off five percent from the record 1,161,019 contracts traded during 2008, which primarily resulted from one fewer trading day in 2009 versus 2008.  Trading volume surpassed the million-contract benchmark for the third consecutive year at CFE. During 2009, VIX futures established a new annual volume record with 1,144,188 contracts traded, and in October a new monthly volume record of 187,628 contracts was set.

•                  At CBOE Stock Exchange (CBSX), 3.93 billion shares traded in 2009 (ADV of 15.6 million shares), up 9.1 percent from 2008 volume of 3.60 billion shares.

•                  The top five most actively traded index and ETF options at CBOE in 2009 were S&P 500 Index (SPX), Standard & Poor’s Depositary Receipts (SPY), PowerShares QQQ Trust (QQQQ), CBOE Volatility Index (VIX), and iShares Trust-Russell 2000 Index Fund (IWM).

•                  The top five most actively traded equity options at CBOE in 2009 were Citigroup (C), Bank of America (BAC), General Electric (GE), Apple (AAPL), and JPMorgan Chase & Co. (JPM).

•                  All-time CBOE annual records established in 2009:

•                  New CBOE volume records by month: In 2009, new monthly volume records were established in February, March, April, May and December.

•                  CBOE Volatility Index (VIX) options: VIX option trading set a new annual volume record in 2009 of 33.3 million contracts, up 28 percent from 2008.

•                  All-time CBOE volume records for any month:

•                  CBOE Volatility Index (VIX) options — 4,359,969 contracts record month (December 2009); 208,119 contracts record ADV (November 2009)

•                  SPDR Gold Trust (GLD) options —  2,265,662 contracts (102,985 contracts ADV) - (December 2009)

•                  All-time CBOE daily volume records:

•                  Equity options — 4,598,739 contracts (Apr.17, 2009)

•                  CBOE Volatility Index (VIX) options — 716,815 contracts (Dec.  3. 2009)

•                  SPDR Gold Trust (GLD) options — 380,900 contracts (Dec. 4, 2009)

•                  Options on iShares Trust-Russell 2000 Index Fund (IWM) — 1,056,531 contracts (Dec. 22, 2009)

•                  SPDR Gold Trust (GLD) options: In 2009, its first full year of trading, volume in options on the SPDR Gold Trust (GLD) at CBOE totaled 12.7 million contracts Of the seven U.S. options exchanges offering GLD options for trading, CBOE had 37 percent market share in 2009, according to the Options Clearing Corporation.

•                  Leadership highlights:

•                  In January, CBOE Chairman and CEO William J. Brodsky was elected to a two-year term as Chairman of the World Federation of Exchanges, the first WFE chairman from a derivatives exchange.

•                  In July, Brodsky testified before the U.S. House of Representatives Committee on Financial Services regarding the Obama Administration’s Financial Regulatory Proposals.  In September, he testified at a joint meeting on harmonization of regulation of the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC).

•                  In November, CBOE President and Chief Operating Officer Edward J. Joyce was honored for his philanthropic and corporate achievements with the Anti-Defamation League’s Lifetime Achievement Award.

•                  In December, Brodsky received the William F. Sharpe Indexing Lifetime Achievement Award for his career-long support of index products as risk-management tools at the Super Bowl of Indexing Conference.

Chicago Board Options Exchange (CBOE), the largest U.S. options exchange and creator of listed options, continues to set the bar for options trading through product innovation, trading technology and investor education. CBOE offers equity, index and ETF options, including proprietary products, such as S&P 500 options (SPX), the most active U.S. index option, and options on the CBOE Volatility Index (VIX), the world’s barometer for market volatility. Other groundbreaking products engineered by CBOE include equity options, security index options, LEAPS, FLEX options, and benchmark products such as the CBOE BuyWrite Index (BXM). CBOE’s Hybrid Trading System incorporates electronic and open-outcry trading, enabling customers to choose their trading method. CBOE’s Hybrid is powered by CBOEdirect, a proprietary, state-of-the-art electronic platform that also supports the CBOE Futures Exchange (CFE), CBOE Stock Exchange (CBSX) and OneChicago. CBOE is home to the world-renowned Options Institute and www.cboe.com, named “Best of the Web” for options information and education.

CBOE is regulated by the Securities and Exchange Commission (SEC), with trades cleared by the AAA-rated Options Clearing Corporation (OCC).

CBOE Media Contacts:		Analyst Contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE®, Chicago Board Options Exchange®, CBSX®, CBOE Stock Exchange®, CFE®, CBOEdirect®, Hybrid®, CBOE Volatility Index®, and VIX® are registered trademarks, and CBOE Futures ExchangeSM and SPXSM are servicemarks of Chicago Board Options Exchange, Incorporated. Standard & Poor’s®, S&P®, S&P 100®, S&P 500®, Standard and Poor’s Depositary Receipts®, and SPDR® are registered trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Chicago Board Options Exchange, Incorporated.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov/, and the companies’ website, http://www.cboe.com/. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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